Fulbright & Jaworski l.l.p.

A Registered Limited Liability Partnership

Fulbright Tower

1301 McKinney, Suite 5100

Houston, Texas 77010-3095

www.fulbright.com

cstrauss@fulbright.com direct dial: (713) 651-5535	telephone: facsimile:	(713) 651-5151 (713) 651-5246

May 14, 2009

Via EDGAR

Mr. John P. Lucas

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Rex Energy Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”)

Filed March 11, 2009

Definitive Proxy

Filed April 3, 2009 (the “Proxy Statement”)

File No. 1-33610

Dear Mr. Lucas:

On behalf of Rex Energy Corporation (the “Company”), we are writing to respond to your letter dated April 30, 2009 (the “Comment Letter”) containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings. For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.	We note your reference to the SEC’s Public Reference Room. Please revise to reflect our current address.

Response: In response to the Staff’s comment, the Company intends to revise its disclosure in future filings to reflect the current address of the SEC’s Public Reference Room of 100 F Street, N.E., Washington, D.C. 20549, as long as such disclosure remains accurate.

Austin — Beijing — Dallas — Denver — Dubai — Hong Kong — Houston — London — Los Angeles — Minneapolis

Munich — New York — Riyadh — San Antonio — St. Louis — Washington DC

John P. Lucas

Securities and Exchange Commission

May 14, 2009

Marketing and Customers, page 10

2.	We note that Countrymark Cooperative, LLP accounted for approximately 88% of your oil and gas revenues in 2008. Please revise to disclose the material terms of your agreements with Countrymark. In addition, please file any such agreements, or tell us why these do not need to be filed.

Response: The Company does not have any agreements with Countrymark Cooperative, LLP (“Countrymark”). As described in the response letter sent by Fulbright & Jaworski L.L.P. (on behalf of the Company) to the Commission dated June 8, 2007 in connection with the Company’s initial public offering, the Company and Countrymark have agreed to a pricing sheet setting forth the price per barrel at which Countrymark will purchase crude oil from the Company; however, the Company is not obligated to sell, nor is Countrymark obligated to purchase, crude oil under the terms of the pricing sheet. The Company and Countrywide are in the process of negotiating a possible agreement with respect to the purchase and sale of crude oil. If, and when, the parties enter into such an agreement, the Company will file with the Commission a description of the agreement and a copy of the agreement in accordance with the Commission’s rules and regulations.

Quantitative and Qualitative Disclosures About Market Risk, page 60

3.	Please identify for us which disclosure alternative in Item 305(a) of Regulation S-K you have chosen for each risk exposure category you discuss, and explain how your current disclosure complies with that requirement. In this regard, we note that you have not provided tabular disclosure, sensitivity analysis disclosure, or value at risk disclosure.

Response: The Company believes that the disclosure relating to its potential market risk exposure provided in the Form 10-K materially complies with the “tabular presentation” of Item 305(a)(i) of Regulation S-K. The Company concluded that the tabular reference option most clearly sets forth the information required under Item 305(a) of Regulation S-K. The tabular format to present fair value information and contract terms relevant to determining cash flows was presented in the notes to the Company’s consolidated and combined financial statements in the Form 10-K (Note 10 – Fair Value of Financial Instruments and Derivative Instruments). The Item 7A disclosure in the Form 10-K also indicates the various market risks to which the Company is subject and the different risk characteristics or the particular exposure categories.

In response to the Staff’s comment, the Company’s proposed revised disclosure in response to Item 305 of Regulation S-K is set forth below and will be included in future filings, as long as such disclosure remains accurate:

“QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

“We are exposed to various risks, including energy commodity price risk. We expect energy prices to remain volatile and unpredictable. If energy prices were to continue at depressed levels for a substantial amount of time or further decline significantly, revenues and cash flows would significantly decline, and our ability to borrow in order to finance our operations could be adversely impacted. We have designed our hedging policy to reduce the risk of price volatility for our production in the natural gas and crude oil markets. Our risk management policy provides for the use of derivative instruments to manage these risks. The types of derivative instruments that we use include swaps and collars. The volume of derivative instruments that we may use are governed by the risk management policy and can vary from year to year, but under most circumstances will apply to only a portion of our current and anticipated

John P. Lucas

Securities and Exchange Commission

May 14, 2009

production, and will provide only partial price protection against declines in oil and natural gas prices. We are exposed to market risk on our open contracts, to the extent of changes in market prices of oil and natural gas. However, the market risk exposure on these hedged contracts is generally offset by the gain or loss recognized upon the ultimate sale of the commodity that is hedged. Further, if our counterparties should default, this protection might be limited as we might not receive the benefits of the hedges.

“At December 31, 2008, the following commodity derivative contracts were outstanding:

Period[1]	Contract Type	Volume	Average Derivative Price	Fair Market Value ($ in Thousands)
Oil
2009	Swaps	192,000 Bbls	$64.00	$1,821
2009	Collars	410,000 Bbls	$64.16 –82.11	$5,241
2010	Swaps	180,000 Bbls	$62.20	$(304)
2010	Collars	408,000 Bbls	$62.94 –86.85	$2,242
2011	Collars	240,000 Bbls	$75.00 – 121.00	$3,268

	Total	1,430,000 Bbls		$12,268
Natural gas
2009	Collars	840,000 Mcf	$ 7.14 – 9.29	$1,091
2010	Collars	840,000 Mcf	$ 7.79 –11.11	$1,020
2011	Collars	720,000 Mcf	$8.00 –14.75	$1,030

	Total	2,400,000 Mcf		$3,141

(1)	Item 305(a) of Regulation S-K requires that tabular information relating to contract terms allow readers of the table to determine expected cash flows from the market risk sensitive instruments for each of the next five years. At December 31, 2008, we had commodity derivative contracts in place for the next three years, relating to production through 2011.

“We are also exposed to market risk related to adverse changes in interest rates. Our interest rate risk exposure results primarily from fluctuations in short-term rates, which are LIBOR and prime rate based, as determined by our lenders, and may result in reductions of earnings or cash flows due to increases in the interest rates we pay on our obligations. We use the interest rate swap agreement to manage the risk associated with interest payments on amounts outstanding from variable rate borrowings under our Senior Credit Facility. Under our interest rate swap agreement, we agree to pay an amount equal to a specified fixed rate of interest times a notional principal amount, and to receive in return, a specified variable rate of interest times the same notional principal amount.

“As of December 31, 2008, the following interest rate swap derivative was outstanding ($ in thousands):

Period[1]	Contract Type	Amount	Interest Rate	Fair Value Market Value
1/1/09 – 11/30/10	Swap	$20,000	4.15%	$(1,171)

(1)	Item 305(a) of Regulation S-K requires that tabular information relating to contract terms allow readers of the table to determine expected cash flows from the market risk sensitive instruments for each of the next five years. At December 31, 2008, we had an interest rate swap derivative contract in place that expires on November 30, 2010.”

John P. Lucas

Securities and Exchange Commission

May 14, 2009

Legal Proceedings, page 34

PennTex Illinois and Rex Operating – EPA Enforcement Matter, page 34

4.	Please identify all material costs incurred in the implementation of the air emission control program described in the consent decree dated April 4, 2007.

Response: As of December 31, 2008, the Company had incurred in the aggregate approximately $8.2 million in costs associated with the implementation of the air emission control program described in the consent decree dated April 4, 2007. In response to the Staff’s comment, the Company intends to revise its disclosure in future filings to disclose the material costs incurred in the implementation of the air emission control program described in the consent decree dated April 4, 2007.

Controls and Procedures, page 114

5.	You state that disclosure controls and procedures cannot provide absolute assurance of reaching their objectives because of their inherent limitations. Please revise to state whether your disclosure controls and procedures are designed to provide reasonable assurance regarding your reporting obligations and whether they were effective at providing that level of assurance.

Response: In response to the Staff’s comment, the Company intends to revise its disclosure in future filings to state that the Company’s disclosure controls and procedures are designed to provide reasonable assurance regarding the Company’s reporting obligations and whether such disclosure controls and procedures were effective at providing that level of assurance.

Financial Statements

Note 10 – Fair Value of Financial Instruments and Derivative Instruments, page 91

6.	We note your disclosure under this heading, as well as on page 74, indicating that net payments and realized gains and losses incurred in settling your commodity derivative instruments are reported in operating revenue, while unrealized gains and losses are shown in other income and expense on your Statement of Operations.

Please tell us your rationale for having a different presentation of the realized and unrealized gains and losses on commodity derivative instruments, and explain how you calculate the net payments and realized gains and losses that are recorded in operating revenue. Please be sure to clarify how these amounts are being quantified in revenue when the open positions have been previously accrued as unrealized gains or losses, and reported within other income and expense on your Statements of Operations. We would also like to understand how the proximity of settlement to the close of a reporting period may impact the position of gains and losses on your commodity derivative instruments, by virtue of the realized and unrealized characterizations.

John P. Lucas

Securities and Exchange Commission

May 14, 2009

Additionally, please identify the line item in which you record realized gain or loss on interest rate swaps used in hedging the borrowings under your credit facility.

Response: The Company respectfully believes that separate line presentation of realized and unrealized gains and losses on derivatives is most appropriate due to the usefulness to the readers of the financial statements and due to the clarity and transparency provided to the Company’s results of operations. Realized gains and losses represent settled derivative contracts which are directly correlated with current period production and sales and, therefore, reported as operating revenue. Unrealized gains and losses represent non-cash mark-to-market adjustments to the fair value of derivative instruments and are not directly correlated to any current period production or sales and, therefore, are reported as other income or expense.

The net payments or net receipts that are recorded as realized gains and losses in operating revenue are calculated based on the strike price in relation to the market price for a calculation period. The Company utilizes swap contracts, which provide for a fixed price for a notional amount of sales volumes, and collars, which contain a fixed floor price (put) and ceiling price (call). If the put strike price is greater than the market price for a calculation period, then the counterparty pays the Company an amount equal to the product of the notional quantity multiplied by the excess of the strike price over the market price. If the market price is greater than the call strike price for a calculation period, then the Company pays the counterparty an amount equal to the product of the notional quantity multiplied by the excess of the market price over the strike price. The corresponding fair value on the balance sheet of settled contracts is subsequently written off via normal mark-to-market accounting through earnings via unrealized gains and losses in other income and expense.

The Company uses an interest rate swap agreement to manage the risk associated with interest payments on amounts outstanding from variable rate borrowings under its Senior Credit Facility. Similar to the accounting for realized gains and losses on commodity derivatives, the realized gains and losses on the interest rate swap are recorded as interest expense in other income and expense.

Derivative contract settlements occur at the end of each reporting period. When contract settlements occur, they are recognized as realized gains and losses under operating revenue as previously discussed. Derivative contracts that are not settled during the period are adjusted via mark-to-market accounting with values provided as of the end of the reporting period. These changes in value are recorded through earnings via unrealized gains and losses under other income and expense as previously discussed.

The Company believes that there is a lack of specific guidance on statement of operations geography concerning derivatives, particularly with Statement of Financial Accounting Standards No. 133 (as amended), Accounting for Derivative Instruments and Hedging Activities. However, through additional research performed in responding to the Comment Letter, the Company has recognized that the Staff has previously expressed views on this subject which preclude public companies from utilizing separate line presentation.

John P. Lucas

Securities and Exchange Commission

May 14, 2009

In light of the Staff’s views on the dual line presentation of gains and losses on derivatives, the Company intends in future filings to adjust its statement of operations presentation to combine realized and unrealized gains and losses on derivatives into a single line item within other income and expense.

Exhibits 31.1 and 31.2

7.	We note that you have included your officers’ titles in each of your certifications. Please revise to reflect the exact form of certification found in Item 601(b)(31).

Response: In response to the Staff’s comment, the Company intends to revise the certifications included in Exhibits 31.1 and 31.2 in the Company’s future filings to remove the officers’ titles and to reflect the exact form of certification found in Item 601(b)(31).

Definitive Proxy filed April 3, 2009

8.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments. To the extent the following comments apply to disclosure in your Form 10-K, include corresponding revisions to that filing.

Response: In response to the Staff’s comment, the Company confirms that it will comply with comments 9 and 10 from the Comment Letter in all future filings. In addition, the Company has provided an example below of the disclosure the Company intends to use in future filings in response to each of comments 9 and 10.

Compensation Discussion and Analysis, page 12

2008 Compensation Program, page 16

9.	We note that you “benchmark the total compensation of [y]our executives to determine if it is competitive.” Please disclose the names of the companies that constitute your peer group for purposes of compensation benchmarking. See Compliance and Disclosure Interpretation 118.05.

Similarly, we note your statement on page 14 that you “have not targeted any particular average, percentile level or other metric” for executive compensation. On page 16, however, you disclose that you significantly increased your CEO’s salary and other compensation so that he can earn total compensation at the “50th percentile” if he and the company meet their performance goals. So, it appears that you have targeted a specific percentile level. Please revise your disclosure for consistency.

John P. Lucas

Securities and Exchange Commission

May 14, 2009

Response: In response to the Staff’s comment, the Company will revise its disclosure in applicable future filings, as long as such disclosure remains accurate, as follows:

The Company will prospectively replace the language included in the paragraph under the heading “Compensation Discussion and Analysis – 2008 Compensation Program” on page 16 of the Proxy Statement in its entirety as follows:

“In December 2007, the Compensation Committee retained ECI to assist the Compensation Committee in making compensation determinations for our executive officers for 2008.

“As part of its analysis, the Compensation Committee reviewed and considered an independent market compensation survey of oil and gas companies published by ECI. The Compensation Committee did not select the specific companies in the published survey. The Compensation Committee focused its analysis on the thirty-five companies participating in the survey with annual revenues of less than $100 million. The identity of the companies participating in this published survey are confidential. The Compensation Committee used the survey information as a factor in setting executive compensation for 2008. Our goal in utilizing the survey of oil and gas companies with revenues less than $100 million was to benchmark the total compensation of our executives with oil and gas companies of similar size, in terms of annual revenue, to determine if it was competitive as well as within responsible pay levels.”

The Company also will prospectively delete the following language included in the first full paragraph under the heading “Compensation Discussion and Analysis – Compensation Program” on page 14 of the Proxy Statement:

“However, the Compensation Committee has not targeted any particular average, percentile level or other metric that data may suggest. Rather, the Compensation Committee intends to exercise its discretion when making compensation decisions to consider the following factors, among any others that circumstances may suggest from time to time:”

The Company will prospectively replace the foregoing language with the following:

“The Compensation Committee intends to exercise its discretion when making compensation decisions, including its use of market data averages, percentile levels or other metric data, to consider the following factors, among other factors that circumstances may suggest from time to time:”

Annual Incentive Compensation, page 16

10.	We note that half of your executives’ annual incentive compensation is based on the achievement of individual objectives that the CEO or board establishes each year, while the other half is tied to company-wide financial and operational performance targets. It appears then that these individual performance goals are material to your executive compensation policies and must be disclosed unless doing so would result in competitive harm. See Compliance and Disclosure Interpretation 118.04.

Response: In response to the Staff’s comment, the Company will revise its disclosure in applicable future filings, as long as such disclosure remains accurate, as follows:

The Company will prospectively replace the language included in the first paragraph on page 18 of the Proxy Statement under the heading “Compensation Discussion and Analysis – 2008 Compensation Program – Annual Incentive Compensation” in its entirety as follows:

John P. Lucas

Securities and Exchange Commission

May 14, 2009

“The Compensation Committee will award the other 50% of each executive’s target bonus based on each executive’s individual performance, which will include an evaluation of the executive’s achievement of qualitative personal objectives that the Chief Executive Officer establishes for each executive at the beginning of the year, or, in the case of the President and Chief Executive Officer, the Board establishes for the Chief Executive Officer. These qualitative objectives include, among other things, an assessment of leadership, communication, business judgment, professional development and education and professional and/or technical expertise. No specific quantifiable goals or objectives are set and some of the qualitative objectives are personal in nature, depending on the facts and circumstances applicable to each executive. As the qualitative personal objectives are by their nature not objectively quantifiable, the portion of the target bonus payable upon the achievement of the personal objectives reflects the Chief Executive Officer’s subjective determination (or, with respect to the President and Chief Executive Officer, the Board’s subjective determination).”

In addition, pursuant to your request, the Company has acknowledged that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

******

Please direct any additional comments or questions regarding the Company’s responses to the Staff’s comments to Charles L. Strauss of this Firm at (713) 651-5535 or by facsimile at (713) 651-5246.

Sincerely,

/s/ Fulbright & Jaworski L.L.P.

Fulbright & Jaworski L.L.P.

cc:	H. Roger Schwall, Securities and Exchange Commission

Lily Dang, Securities and Exchange Commission

Benjamin W. Hulburt, Rex Energy Corporation

Thomas C. Stabley, Rex Energy Corporation

Christopher K. Hulburt, Rex Energy Corporation